ROYCE GLOBAL VALUE TRUST, INC.

At the 2016 Annual Meeting of Stockholders held on September 19, 2016, the Fund's stockholders elected three Directors, consisting of:

	Votes For	Votes Withheld

Patricia W. Chadwick	8,891,002	230,341
Arthur S. Mehlman	8,891,058	230,284
Michael K. Shields	8,875,042	246,301